paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

RECEIVED
2006 OCT 16 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
USA

06017571

02 October 2006

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th September 2006.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

John G Gemmell
Group Company Secretary

10/18

Enc

INVESTOR IN PEOPLE

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Purchase of Own Shares	06 September 2006	07 September 2006	LR12.4.6
2. Regulatory Announcement – Purchase of Own Shares	08 September 2006	11 September 2006	LR12.4.6
3. Regulatory Announcement – Blocklisting Interim Review	12 September 2006	12 September 2006	LR3.5.6
4. Regulatory Announcement – Director/PDMR Shareholding	12 September 2006	13 September 2006	DR3.1.2
5. Regulatory Announcement – Purchase of Own Shares	13 September 2006	14 September 2006	LR12.4.6
6. Regulatory Announcement – Purchase of Own Shares	14 September 2006	15 September 2006	LR12.4.6
7. Regulatory Announcement – Purchase of Own Shares	15 September 2006	18 September 2006	LR12.4.6
8. Regulatory Announcement – Purchase of Own Shares	19 September 2006	20 September 2006	LR12.4.6
9. Regulatory Announcement – Trading Statement	19 September 2006	19 September 2006	DR2.2.1

Document	Date Distributed	Required Distribution Date	Source of Requirement
10. Regulatory Announcement – Director/PDMR Shareholding	20 September 2006	21 September 2006	DR3.1.2
11. Regulatory Announcement – Director/PDMR Shareholding Purchase of Shares by Employee Trust	20 September 2006	21 September 2006	DR3.1.2
12. Regulatory Announcement – Director/PDMR Shareholding	25 September 2006	26 September 2006	DR3.1.2
13. Regulatory Announcement – Purchase of Own Shares	25 September 2006	26 September 2006	LR12.4.6
14. Regulatory Announcement – Purchase of Own Shares	26 September 2006	27 September 2006	LR12.4.6

Documents Filed with Companies House	Date Submitted	Required Filing Date	Source of Requirement
15. Form 88(2) Return of Allotments of Shares	01 September 2006	30 September 2006	CA85 S.88
16. Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	01 September 2006	18 September 2006	CA85 S.169
17. Form 88(2) Return of Allotments of Shares	07 September 2006	05 October 2006	CA85 S.88
18. Form 88(2) Return of Allotments of Shares	13 September 2006	12 October 2006	CA85 S.88
19. Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	18 September 2006	08 October 2006	CA85 S.169
20. Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	21 September 2006	10 October 2006	CA85 S.169
21. Form 88(2) Return of Allotments of Shares	22 September 2006	20 October 2006	CA85 S.88
22. Form 88(2) Return of Allotments of Shares	27 September 2006	26 October 2006	CA85 S.88
23. Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	29 September 2006	16 October 2006	CA85 S.169

Regulatory Announcement

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RECEIVED

2006 OCT 16 P 12:73

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:21 06-Sep-06
Number	6013I

RNS Number:6013I
Paragon Group Of Companies PLC
06 September 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	06 September 2006
Number of ordinary shares purchased:	40,000
Highest price paid per share:	644p
Lowest price paid per share:	640p
Volume weighted average price paid per share	641.8p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,924,000 of its ordinary shares in treasury and has 116,511,088 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:13 08-Sep-06
Number	7235I

RNS Number:7235I
Paragon Group Of Companies PLC
08 September 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	08 September 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	644p
Lowest price paid per share:	640p
Volume weighted average price paid per share	643.08p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 4,954,000 of its ordinary shares in treasury and has 116,481,088 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	12:06 12-Sep-06
Number	8278I

RNS Number:8278I
Paragon Group Of Companies PLC
12 September 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of scheme

THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME
....

3. Period of return:

From 12/03/2006 .... To 11/09/2006 ....

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

190,000
....

5. Number of shares issued / allotted under scheme during period:

20,000
....

6. Balance under scheme not yet issued / allotted at end of period

170,000
....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

595,000 ORDINARY SHARES OF 10P EACH ON 09/07/2003

....

Please confirm total number of shares in issue at the end of the period in order for us to update our records

121,435,088 GROSS
116,481,088 NET OF SHARES HELD IN TREASURY

....

Contact for queries:

Name JOHN GEMMELL

....

Address

ST CATHERINE'S COURT,
HERBERT ROAD,
SOLIHULL,
WEST MIDLANDS
B91 3QE

....

Telephone 0121 712 2075

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	12:35 12-Sep-06
Number	8297I

RNS Number:8297I
Paragon Group Of Companies PLC
12 September 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
NIGEL TERRINGTON

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NIGEL TERRINGTON

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE AWARDS

....

7. Number of shares / amount of stock acquired
95,526

....

8. Percentage of issued class
0.082%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
£0.00

....

13. Date of transaction
12 SEPTEMBER 2006

....

14. Date company informed
12 SEPTEMBER 2006

....

15. Total holding following this notification
215,696

....

16. Total percentage holding of issued class following this notification
0.185%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information
EXERCISE OF MARCH 2003 PERFORMANCE SHARE PLAN AWARDS, APPROACHING EXPIRY.

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
12 SEPTEMBER 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
NICHOLAS KEEN

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NICHOLAS KEEN

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE AWARDS

....

7. Number of shares / amount of stock acquired
69,474

....

8. Percentage of issued class
0.060%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
£0.00

....

13. Date of transaction
12 SEPTEMBER 2006

....

14. Date company informed
12 SEPTEMBER 2006

....

15. Total holding following this notification
123,864

....

16. Total percentage holding of issued class following this notification
0.106%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information
EXERCISE OF MARCH 2003 PERFORMANCE SHARE PLAN AWARDS, APPROACHING EXPIRY.

....

24. Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
12 SEPTEMBER 2006

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
JOHN HERON

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JOHN HERON

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARE AWARDS

....

7. Number of shares / amount of stock acquired
32,895

....

8. Percentage of issued class
0.028%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
£0.00

....

13. Date of transaction
12 SEPTEMBER 2006

....

14. Date company informed
12 SEPTEMBER 2006

....

15. Total holding following this notification
47,198

....

16. Total percentage holding of issued class following this notification
0.041%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information
EXERCISE OF MARCH 2003 PERFORMANCE SHARE PLAN AWARDS, APPROACHING EXPIRY.

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
12 SEPTEMBER 2006

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:25 13-Sep-06
Number	9277I

RNS Number:9277I
Paragon Group Of Companies PLC
13 September 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	13 September 2006
Number of ordinary shares purchased:	50,000
Highest price paid per share:	648.13p
Lowest price paid per share:	648.13p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,004,000 of its ordinary shares in treasury and has 116,436,746 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:04 14-Sep-06
Number	9925I

RNS Number:9925I
Paragon Group Of Companies PLC
14 September 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	14 September 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	665.00p
Lowest price paid per share:	665.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,034,000 of its ordinary shares in treasury and has 116,406,746 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:44 15-Sep-06
Number	0620J

RNS Number:0620J
Paragon Group Of Companies PLC
15 September 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	15 September 2006
Number of ordinary shares purchased:	50,000
Highest price paid per share:	674.00p
Lowest price paid per share:	670.00p
Volume weighted average price paid per share:	670.90p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,084,000 of its ordinary shares in treasury and has 116,356,746 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:27 19-Sep-06
Number	1928J

RNS Number:1928J
Paragon Group Of Companies PLC
19 September 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	19 September 2006
Number of ordinary shares purchased:	100,000
Highest price paid per share:	653.50p
Lowest price paid per share:	647.50p
Volume weighted average price paid per share:	649.95p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,184,000 of its ordinary shares in treasury and has 116,256,746 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

END

Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Trading Statement
Released	07:00 19-Sep-06
Number	1289J

RNS Number:1289J
Paragon Group Of Companies PLC
19 September 2006

THE PARAGON GROUP OF COMPANIES PLC

TRADING STATEMENT

The Paragon Group of Companies PLC will shortly be meeting with analysts ahead of its close period for the year ending 30 September 2006. The following is an update on the trading position of the Group ahead of the year end and follows the Interim Results which were announced on 23 May 2006.

The Board expects the results for the year to 30 September 2006 to be in line with market expectations.

Trading activity has remained strong throughout the second half of the financial year, with the result that, for the year as a whole, lending volumes are expected to be some 70% higher than the previous year. This lending growth is principally attributable to our buy to let businesses, where application flows and completed loans are significantly ahead of last year. Activity in the consumer finance businesses remains at similar levels to last year in accordance with our expectations.

The environment remains highly positive for the UK private rented sector. Recent survey data published by The Royal Institution of Chartered Surveyors showed both strong tenant demand and rental increases at a record level, supporting continued investment by landlords. Lending statistics published by the Council of Mortgage Lenders showed buy to let lending at record levels across the market in the first half of 2006, some 20% above that of the second half of 2005.

Paragon continues to capitalise both on this market growth and on the development of its lending brands, Paragon Mortgages and Mortgage Trust, with the consequence that our share of the buy to let market has grown. The current high level of pipeline business compared to this time last year provides confidence that further growth will be achieved moving into the new financial year.

The Board of Directors intends to announce the preliminary results for the year ending 30 September 2006 on 22 November 2006 and a full report on the progress of the Group will be issued at that time.

For further information, please contact:

Nigel S Terrington
Chief Executive - Telephone 0121 712 2024

or

Nicholas Keen

Finance Director - Telephone 0121 712 2060

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED

2006 OCT 16 P 12:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:10 20-Sep-06
Number	2541J

RNS Number:2541J
Paragon Group Of Companies PLC
20 September 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
NICHOLAS KEEN
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NICHOLAS KEEN
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF AWARD UNDER PERFORMANCE SHARE PLAN AND SALE OF SHARES, TOGETHER WITH SALE OF SHARES ACQUIRED ON EXERCISE OF PERFORMANCE SHARE PLAN AWARD APPROACHING EXPIRY ON 12 SEPTEMBER 2006.
....

7. Number of shares / amount of stock acquired
46,316
....

8. Percentage of issued class
0.040%
....

9. Number of shares/amount of stock disposed
115,790

....

10. Percentage of issued class
0.100%

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
ACQUISITION AT NIL COST; DISPOSAL AT £6.59 PER SHARE.

....

13. Date of transaction
20 SEPTEMBER 2006

....

14. Date company informed
20 SEPTEMBER 2006

....

15. Total holding following this notification
54,390

....

16. Total percentage holding of issued class following this notification
0.047%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
20 SEPTEMBER 2006

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
NIGEL TERRINGTON

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NIGEL TERRINGTON

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF AWARD UNDER PERFORMANCE SHARE PLAN AND SALE OF SHARES, TOGETHER WITH SALE OF SHARES ACQUIRED ON EXERCISE OF PERFORMANCE SHARE PLAN AWARD APPROACHING EXPIRY ON 12 SEPTEMBER 2006.

....

7. Number of shares / amount of stock acquired
63,684

....

8. Percentage of issued class
0.055%

....

9. Number of shares/amount of stock disposed
159,210

....

10. Percentage of issued class
0.137%

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
ACQUISITION AT NIL COST; DISPOSAL AT £6.59 PER SHARE.

....

13. Date of transaction
20 SEPTEMBER 2006

....

14. Date company informed
20 SEPTEMBER 2006

....

15. Total holding following this notification
120,170

....

16. Total percentage holding of issued class following this notification
0.103%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
20 SEPTEMBER 2006

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
JOHN HERON

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JOHN HERON

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF AWARD UNDER PERFORMANCE SHARE PLAN AND SALE OF SHARES, TOGETHER WITH SALE OF SHARES ACQUIRED ON EXERCISE OF PERFORMANCE SHARE PLAN AWARD APPROACHING EXPIRY ON 12 SEPTEMBER 2006.

....

7. Number of shares / amount of stock acquired
21,930

....

8. Percentage of issued class
0.019%

....

9. Number of shares/amount of stock disposed
54,825

....

10. Percentage of issued class
0.047%

....

11. Class of security
ORDINARY SHARES OF 10P

....

12. Price per share
ACQUISITION AT NIL COST; DISPOSAL AT £6.59 PER SHARE.

....

13. Date of transaction
20 SEPTEMBER 2006

....

14. Date company informed
20 SEPTEMBER 2006

....

15. Total holding following this notification
14,303

....

16. Total percentage holding of issued class following this notification
0.012%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
20 SEPTEMBER 2006

....

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:14 20-Sep-06
Number	2550J

RNS Number:2550J
Paragon Group Of Companies PLC
20 September 2006

PURCHASE OF SHARES BY EMPLOYEE TRUST

On 20 September 2006 The Paragon Group of Companies PLC Employee Trust purchased 115,000 ordinary shares of 10p each in The Paragon Group of Companies PLC (the "Company") at 659p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon Performance Share Plan, Matching Share Plan and Deferred Bonus Scheme which include the potential exercise by certain executive directors and other employees of the Company.

Following this purchase the total shares held by the various Paragon Group of Companies PLC Employee Trusts is 5,245,318.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	16:12 25-Sep-06
Number	4382J

RNS Number:4382J
Paragon Group Of Companies PLC
25 September 2006

DIRECTOR SHAREHOLDING

On 25 September 2006 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total awards outstanding
N S Terrington	18,295	25/09/09 - 25/03/10	273,863
N Keen	13,714	25/09/09 - 25/03/10	205,555
J A Heron	7,739	25/09/09 - 25/03/10	113,575
P Pandya	7,739	25/09/09 - 25/03/10	113,575

Under the terms of the PPSP one half of each new award will be subject to a total shareholder return ("TSR") performance condition and the other half to an earnings per share ("EPS") performance condition. In respect of both of these conditions the Company's performance will be compared to that of a group of companies drawn from the Banks and Speciality and Other Finance sectors. For the EPS measure, performance will be measured over the single three year period commencing 1 October 2005. For the TSR measure, performance will be measured over the single three year period commencing 1 July 2006. For both performance measures 35% of the award will vest for median performance, rising to 100% for performance on or above the upper quartile.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:22 25-Sep-06
Number	4480J

RNS Number:4480J
Paragon Group Of Companies PLC
25 September 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	25 September 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	662.00p
Lowest price paid per share:	659.00p
Volume weighted average price paid per share:	661.10p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,214,000 of its ordinary shares in treasury and has 116,229,272 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:27 26-Sep-06
Number	5201J

RNS Number:5201J
Paragon Group Of Companies PLC
26 September 2006

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	26 September 2006
Number of ordinary shares purchased:	30,000
Highest price paid per share:	661.00p
Lowest price paid per share:	654.00p
Volume weighted average price paid per share:	658.07p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,244,000 of its ordinary shares in treasury and has 116,208,366 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

END

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RECEIVED
2006 OCT 16 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Companies House — for the record —

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 30/08/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 1515

Share holdings:

Share Holder	**Type**	**Shares Held**
Gail Mary Robinson	Single	1010

Address:

4 Merganser Manor Hill
Wilnecote
TAMWORTH
Staffordshire
United Kingdom
B77 5NN

Luke John Wilkins	Single	505

Address:

54 Canon Drive
Ash Green
COVENTRY
United Kingdom
CV7 9HJ

169(1B)

Companies House — for the record —

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	20,000		
Date(s) shares delivered to the company	21/08/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£5.91		
Minimum price paid	£5.91		

The aggregate amount paid by the company for the shares to which this return relates was: £ 118,200.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 595.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 21/8/06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06

Companies House — for the record —

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does not indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 05/09/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 5861

Share holdings:

Share Holder	Type	Shares Held
HSDL Nominees Limited	Single	5861

Address:

.
Trinity Road
HALIFAX
West Yorkshire
United Kingdom
HX1 2RG

Companies House — for the record —

88(2)

Return of allotments of shares (excluding non-cash)

Company Name:	THE PARAGON GROUP OF COMPANIES PLC
Company Number:	02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:

From: 12/09/2006

To (optional):

Allotted shares: GBP

Share Class: Ordinary

Shares Issued: 5658

Share holdings:

Share Holder	Type	Shares Held
HSDL Nominees Limited	Single	5658

Address:

-

Trinity Road
HALIFAX
West Yorkshire
United Kingdom
HX1 2RG

Companies House — for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	11/09/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.44		
Minimum price paid	£6.40		

The aggregate amount paid by the company for the shares to which this return relates was: £ 256,720.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,285.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 11/9/06

(~~**a director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE.
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	13/09/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.44		
Minimum price paid	£6.40		

The aggregate amount paid by the company for the shares to which this return relates was: £ 192,924.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 965.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 13/9/06

~~(**a director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver)~~

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS B91 3QE
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 20/09/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 2526

Share holdings:

Share Holder	**Type**	**Shares Held**
HSDL Nominees Limited	Single	2526

Address:

-
Trinity Road
HALIFAX
West Yorkshire
United Kingdom
HX1 2RG

Companies House — for the record —

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 26/09/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 9094

Share holdings:

Share Holder	**Type**	**Shares Held**
HSDL Nominees Limited	Single	9094

Address:

-
Trinity Road
HALIFAX
West Yorkshire
United Kingdom
HX1 2RG

169(1B)

Companies House
— for the record —

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	19/09/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.65		
Minimum price paid	£6.65		

The aggregate amount paid by the company for the shares to which this return relates was: £ 199,500.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,000.00

FIVE HUNDRED POUNDS B 27 9 06

FIVE HUNDRED POUNDS B 27 9 06

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 19/09/2006

(**~~a director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**